Mirae Mutual Funds to Convert to Global X Active ETFs March 2023 Why are Mirae Asset’s Emerging Market Funds converting to actively-managed ETFs? Mirae Asset believes it is in the best interest of shareholders of its emerging market funds to convert to actively-managed exchange-traded funds (ETFs). The actively-managed ETFs will continue to offer shareholders access to the same portfolio management team, the same investment objective, and substantially similar investment strategies at a lower management fee.  Mirae Asset Emerging Markets Great Consumer Fund will convert to the Global X Emerging Markets Great Consumer ETF  Mirae Asset Emerging Markets Fund will convert to the Global X Emerging Markets ETF What are the benefits of converting the Mirae Asset Emerging Market Funds to actively- managed ETFs? There are many benefits to converting the Mirae Asset Emerging Market mutual funds into actively-managed ETFs including:  Lower Fees: Net expense ratios to be paid by the client will be reduced  Improved Transparency: ETFs disclose their holdings on a daily basis  Liquidity: ETFs have the ability to trade shares intraday  No Investment Minimums: No minimum requirement and shareholders can own as little as one share Who is Global X? Global X is wholly owned by Mirae Asset Global Investments and leverages Mirae’s global presence and investment expertise, with over 230 investment professionals operating within 15 offices across 12 countries and regions, including Asia, Latin America, Europe and the United States. Global X is a leader among ETF managers globally, with over $39 billion in assets¹ and over 90 ETFs, including active and passive investment solutions focused on thematic opportunities, income, commodities, and rapidly developing trends such as emerging middle-class consumption. This global presence and local perspective affords Global X the ability to discover and capitalize on opportunities before they are widely discovered by the market. When is the conversion expected to occur?  Shareholder approval has been obtained for the conversion proposals. The conversion is expected to occur on or about May 12, 2023.² Will the conversion create a tax liability?  Each conversion is expected to qualify as a tax-free “reorganization” for federal income tax purposes. The Global X ETFs do not issue fractional shares. As a result, shareholders who hold fractional shares of the Mirae Asset Emerging Markets Funds will have such fractional shares redeemed at net asset value immediately prior to the conversions resulting in a cash payment, which will likely be taxable to some extent for shareholders who hold fractional shares in a taxable account. Filed By: Global X Funds Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Mirae Asset Discovery Funds Investment Company Act File No. of Subject Company: 811-22406

Will my firm continue to allow access to the ETF after the conversion?  Global X has a number of funds available at all major broker dealers. Documentation  Emerging Markets Great Consumer Fund: Statutory Prospectus, Summary Prospectus  Emerging Markets Fund: Statutory Prospectus, Summary Prospectus  Proxy Statement Questions?  Please call 212-205-8342 ¹ As of November 2022 ² The A-Share and C-Share classes for each of the funds will be converted to Class I-Shares (without a contingent deferred sales charge or other charge) prior to the ultimate mutual fund to ETF conversion. IMPORTANT INFORMATION For Financial Advisor Use Only. An investor should consider each Fund’s investment objectives, risks, charges and expenses carefully before investing. This and other important information about the investment company can be found in each Fund’s prospectus and summary prospectus. To obtain a prospectus and summary prospectus, contact your financial advisor or call (888) 335-3417 or visit investments. miraeasset.us. Please read the prospectus carefully before investing. ETFs may trade at a premium or discount to NAV. Shares of any ETF are bought and sold at market prices (not NAV) and are not individually redeemed from the Fund. Brokerage commissions will reduce returns. Investing involves risk. Loss of principal is possible. Any tax or legal information provided is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Fund nor any of its representatives may give legal or tax advice. The Emerging Markets Fund and Emerging Markets Great Consumer Fund are distributed by Funds Distributor, LLC.